QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JULY 31, 2005, 2004 AND 2003

(Expressed in United States Dollars, unless otherwise stated)

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended July 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada	Chartered Accountants

October 14, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 14, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON& COMPANY LLP"
Vancouver, Canada	Chartered Accountants

October 14, 2005

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	July 31	July 31
	2005	2004

ASSETS

Current assets
Cash and equivalents	$670,755	$686,386
Amounts receivable and prepaids	16,525	7,311
	687,280	693,697

Mineral property interests (note 5)	1	–

	$687,281	$693,697

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$8,726	$19,477
Amounts due to related parties (note 7)	3,933	3,372
	12,659	22,849

Shareholders' equity
Share capital (note 6)	20,726,303	20,627,632
Contributed surplus (note 6(d))	54,540	64,032
Deficit	(20,106,221)	(20,020,816)
	674,622	670,848

	$687,281	$693,697

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2005	2004	2003
		(Note 4 - Restated	(Note 4 - Restated
		due to change in	due to change in
		accounting policy)	accounting policy)
Expenses
Exploration	$–	$–	$8,086
Foreign exchange gain	(47,485)	(22,225)	(40,487)
Interest income	(15,127)	(11,605)	(11,762)
Legal, accounting and audit	35,505	16,637	7,550
Mineral property investigations	27,125	44,848	–
Office and administration	66,864	62,963	10,434
Regulatory, trust and filing	18,523	22,338	17,023
Write-down of mineral property interests	–	15,210	1,271

Loss (income) for the year	$85,405	$128,166	$(7,885)

Basic and diluted loss per common share	$0.01	$0.01	$(0.00)

Weighted average number of common shares outstanding	11,694,601	10,091,648	9,117,231

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2005	2004	2003
		(Note 4 - Restated	(Note 4 - Restated
		due to change in	due to change in
		accounting policy)	accounting policy)

Deficit, beginning of year	$20,020,816	$19,892,650	$19,900,535
Loss for the year	85,405	128,166	(7,885)
Deficit, end of year	$20,106,221	$20,020,816	$19,892,650

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 3
Cash provided by (used in)	2005	2004	2003
		(Note 4 - Restated	(Note 4 - Restated
		due to change in	due to change in
		accounting policy)	accounting policy)

Operating activities
Income (loss) for the year	$(85,405)	$(128,166)	$7,885
Items not involving cash
Write-down of mineral property interests	–	15,210	1,271
Changes in non-cash working capital items
Amounts receivable and prepaids	(9,214)	1,430	(1,645)
Accounts payable and accrued liabilities	(10,752)	(8,248)	2,541
Amounts due to related parties	561	2,555	(57,192)
	(104,810)	(117,219)	(47,140)

Investing activities
Mineral property interests	–	–	(6,346)

Financing activities
Warrants exercised and shares issued net of issue costs	89,179	313,252	69,652

Increase (decrease) in cash and equivalents
during the year	(15,631)	196,033	16,166

Cash and equivalents, beginning of year	686,386	490,353	474,187

Cash and equivalents, end of year	$670,755	$686,386	$490,353

Components of cash and equivalents are as follows:
Cash	$7,786	$22,327	$24,585
Commercial paper	68,687	79,959	89,201
Bankers acceptances	594,282	584,100	376,567
	$670,755	$686,386	$490,353

Non-cash items
Shares issued on acquisition of mineral property interests	$–	$2,295	$6,569
Fair value of warrants exercised transferred to share capital	$9,492	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At July 31, 2005, the Company had working capital of approximately $675,000 (2004 – $671,000). Other than incidental interest income, the Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. There can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing or enter into business alliances, the Company will be required to curtail its operations and exploration activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

The results of applying measurement accounting principles generally accepted in the United States are set out in note 10.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

At July 31, 2005, the Company held Canadian-dollar-denominated cash and equivalents totaling Cdn$735,417 (2004 – Cdn$803,379).

(b)	Financial instruments

The Company’s financial instruments consist of cash and equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to related parties. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short term nature.

The Company maintains its cash and equivalents substantially in Canadian dollars and is subject to currency risk.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(c)	Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables was recorded by the Company as at July 31, 2005 and 2004.

(d)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(e)	Asset retirement obligations

Effective August 1, 2004, the Company retroactively adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 (“HB3110”). HB3110 requires the recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The adoption of this standard has no effect on amounts previously reported.

(f)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which the asset is realized or the liability settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(h)	Share capital

Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSXV”) on the date of issue or as otherwise provided under the agreement terms to issue the shares. The Company records proceeds from share issuances net of issue costs.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 6(e). The Company records all stock- based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

During the years ended July 31, 2005, 2004 and 2003, no stock options were granted.

(j)	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average price during the period.

Basic loss per share is calculated by dividing the loss available to common shareholders for the period by the weighted average number of shares outstanding during the period. At July 31, 2005 1,510,000 (2004 – 2,221,111; 2003 – 711,111) potentially dilutive shares arising from options and warrants were excluded from loss per share as they would be anti-dilutive.

(k)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the reporting date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from those estimates.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(l)	Comparative figures

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

4.	CHANGE IN ACCOUNTING POLICY

Mineral property interest

During the year ended July 31, 2005, the Company changed its policy from capitalizing (deferring) mineral property exploration expenditures to charging these costs to earnings in the period incurred. This change in accounting policy is applied retroactively and the amounts presented for prior periods have been restated for this change. The effect of this change is to reduce loss for the year ended July 31, 2004 by $8,086 and to reduce income for the year ended July 31, 2003 by $8,086. There was no impact to opening deficit for the year ended July 31, 2005. The impact of this restatement on the July 31, 2004 and 2003 consolidated financial statements is as follows:

	As
	previously
	reported	Adjustment	As restated

Year ended July 31, 2004:
Write-down of mineral property interests	$23,296	$(8,086)	$15,210
Loss for the year	136,252	(8,086)	128,166
Loss (income) per share	0.01	0.00	0.01
Cash provided by (used in) operating activities	(117,219)	–	(117,219)
Cash provided by (used in) investing activities	–	–	–

Year ended July 31, 2003:
Exploration	$–	$8,086	$8,086
Income for the year	15,971	(8,086)	7,885
Loss (income) per share	(0.00)	0.00	(0.00)
Cash provided by (used in) operating activities	(39,054)	(8,086)	(47,140)
Cash provided by (used in) investing activities	(14,432)	8,086	(6,346)

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

	Year ended July 31
	2005	2004
Ample-Goldmax Property, British Columbia		(Restated due to
		change in accounting
		policy (note 4))

Acquisition costs
Balance, beginning of year	$–	$12,915
Incurred during the year	–	2,295
Written off during the year	–	(15,210)
Balance, end of year	–	–

Exploration costs
Balance, beginning of year	–	–
Written off during the year	–	–
Balance, end of year	–	–

Quartz Mountain Property
Net smelter royalty	1	–

Total mineral property interests	$1	$–

(a)	Ample-Goldmax Property British Columbia, Canada

During the year ended July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division. The Company paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval. An additional 75,000 common shares were issued in fiscal 2003 and 25,000 common shares were issued in fiscal 2004 pursuant to the option agreement. During the year ended July 31, 2004, the Company terminated its option, and accordingly, wrote off its interest in the amount of $15,210. The Company has no further obligations under the option agreement.

(b)	Quartz Mountain Property Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value.

At the Company’s Annual and Special General Meeting held on January 21, 2005, an increase in authorized share capital from 60 million to an unlimited number of common shares was approved by shareholders.

(b)	Issued and outstanding common shares

	Number of	Price	Amount
Common shares issued	Shares	(US$)	(US$)
Balance at July 31, 2002	8,597,204		$20,299,896
Private placement, net of issue costs (i)	711,111	0.0710	40,895
Exercise of warrants	260,000	0.0740	19,265
Ample-Goldmax property option payment (note 5(a))	75,000	0.0880	6,569
Balance at July 31, 2003	9,643,315		20,366,625
Private placement, net of issue costs (ii) 0	1,510,000	0.2100	258,712
Ample-Goldmax property option payment (note 5(a))	25,000	0.0920	2,295
Balance at July 31, 2004	11,178,315		20,627,632
Cash received on exercise of warrants (i)	711,111	0.1254	89,179
Fair value of warrants exercised	–		9,492
Balance at July 31, 2005	11,889,426		$20,726,303

(i)

On December 2, 2002, the Company issued 711,111 units at a price of Cdn$0.1125 (US$0.071) per unit for gross proceeds of Cdn$80,000 (net proceeds of US$40,895). Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase a further common share exercisable until December 2, 2004 at a price of Cdn$0.15. The share purchase warrants issued as part of this private placement had been recorded at an estimated fair value of $9,492. In November 2004, these warrants were exercised by the warrant holders.

(ii)

On April 19, 2004, the Company issued 1,510,000 units at a price of Cdn$0.28 (US$0.210) per unit for net proceeds of $258,712. Each unit was comprised of one common share and one share purchase warrant. Each warrant is exercisable until April 19, 2006 and entitles the holder to purchase a further common share at a price of Cdn$0.37 per common share. The share purchase warrants issued as part of this private placement have been recorded at an estimated fair value of $54,540 and are included in contributed surplus.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the year ended July 31, 2005 and 2004 is:

	Number of
Share purchase warrants issued	Warrants	Price

Balance at July 31, 2002	260,000	Cdn$0.10
Private placement, December 2002 (note 6(b)(i))	711,111	Cdn$0.15
Exercised during the year	(260,000)	Cdn$0.10

Balance at July 31, 2003	711,111	Cdn$0.15
Private placement, April 2004 (note 6(b)(ii))	1,510,000	Cdn$0.37

Balance at July 31, 2004	2,221,111
Exercised (note 6(b)(i))	(711,111)	Cdn$0.15

Balance at July 31, 2005	1,510,000	Cdn$0.37

(d)	Contributed surplus

Balance at July 31, 2002	–
Private placement, December 2002 (note 6(b)(i))	$9,492

Balance at July 31, 2003 (note 6(b)(i))	9,492
Share purchase warrants issued, April 2004 (note 6(b)(ii))	54,540

Balance at July 31, 2004	64,032
Share purchase warrants exercised for common stock (note 6(b)(i))	(9,492)

Balance at July 31, 2005	$54,540

(e)	Share purchase options

At its Annual and Special General Meeting held in January 2004, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSXV. Under this plan, the Company is authorized to grant up to 1,900,000 share purchase options to directors, officers, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. No service provider can be granted an option if that option would result in the service provider receiving shares, in conjunction with any other share compensation arrangement, of greater than 5% of the outstanding listed shares. Options granted are for a term of no greater than five years. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

To July 31, 2005, no share purchase options had been granted under this plan. Accordingly, there were no stock options outstanding as at July 31, 2005, 2004 and 2003.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at July 31
	2005	2004
Hunter Dickinson Inc. (a)	$3,933	$3,168
Due to a director	–	204
	$3,933	$3,372

Transactions	Year ended July 31
	2005	2004	2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$57,732	$19,776	$17,010
Euro-American Capital Corporation (b)	571	606	2,065
Other (c)	–	40,580	3,863

Related party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. These costs are included in office and administration expenses.

During the year ended July 31, 2003, the Company completed a private placement with HDI of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit. The share purchase warrants were subsequently exercised in the year ended July 31, 2005 by HDI (note 6(b)(i)).

(b)	Euro-American Capital Corporation is a private company controlled by a director of the Company that provides management services to the Company based on the fair market value of those services.

(c)

During the year ended July 31, 2004, the Company paid $40,580 in consulting fees and reimbursement of expenses to a private company controlled by a former director and officer of the Company. These costs were included in office and administration expenses in fiscal 2004. In fiscal 2003, the Company paid $3,863 in legal fees to a law firm in which a director is a partner.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.	INCOME TAXES

At July 31, 2005, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $2,516,000 (2004 – $4,430,000) in the United States which, if unused, will predominantly expire between fiscal years ending 2006 and 2023. The Company also has tax losses in Canada of approximately $314,000 (2004 – $249,000), which if unused, will expire between

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

fiscal 2006 and 2015. The Company also has resource allowance expenditures and capital asset deductions of approximately $2,975,000 (2004 – $2,667,000) and $93,000 (2004 – $85,000), respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.

A reconciliation of income tax expense at the statutory rate of 35.6% (2004 – 35.62%, 2003 – 37.62%) with reported taxes is as follows:

	Year ended July 31
Income tax expense	2005	2004	2003

Income (loss) before income taxes (recovery)	$(85,405)	$(128,166)	$7,885

Income taxes (recovery) at statutory rates	(30,404)	(45,652)	2,966
Unrecognized (recognized) benefit of non-
capital losses	30,404	45,652	(2,966)
Net income taxes (recovery)	$–	$–	$–

Amounts of future tax assets and liabilities are as follows:

Future tax assets and liabilities	July 31	July 31
	2005	2004

Tax benefit of:
Losses carried forward – Canada	$112,000	$89,000
Losses carried forward – United States	881,000	1,551,000
Resource allowance	1,059,000	949,000
Property and equipment	33,000	30,000
	2,085,000	2,619,000
Valuation allowance	(2,085,000)	(2,619,000)
Future income tax asset (liability)	$–	$–

9.	SEGMENTED INFORMATION

As at and during the years ended July 31, 2005, 2004 and 2003, all of the Company's assets and operations, other than its net smelter royalty, were located in Canada.

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below:

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of operations

	Year ended July 31
	2005	2004	2003

		(Restated due to	(Restated due to
		change in	change in
		accounting policy	accounting policy
		(note 4))	(note 4))

Income (loss) for the year, Canadian GAAP	$(85,405)	$(128,166)	$7,885
Mineral property acquisition costs	(1)	–	(12,915)
Write–off of mineral property	–	12,915	1,271

Income (loss) for the year, US GAAP	$(85,406)	$(115,251)	$(3,759)

Basic and diluted earnings (loss) per common share, US GAAP	$(0.01)	$(0.01)	$(0.01)

Weighted average shares outstanding,
basic and diluted, US GAAP	11,694,601	10,091,648	9,117,231

Consolidated balance sheets

	July 31, 2005	July 31, 2004

Total assets, Canadian GAAP	$687,281	$693,697
Mineral property acquisition costs expensed per US GAAP	(1)	–
Total assets – US GAAP	$687,280	$693,697

Current liabilities, Canadian GAAP and US GAAP	$12,659	$22,849

Shareholders’ equity, Canadian GAAP	674,622	670,848
Mineral property acquisition costs 2005	(1)	–
Shareholders’ equity, US GAAP	674,621	670,848

Total liabilities and shareholders’ equity, US GAAP	$687,280	$693,697

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of cash flows

	Year ended July 31
	2005	2004	2003
		(Restated due to	(Restated due to
		change in	change in
		accounting policy	accounting policy
		(note 4))	(note 4))

Cash flows used in operating activities, Canadian
GAAP	$(104,809)	$(117,219)	$(47,140)
Adjustments to mineral properties	–	–	(6,346)
Cash flows used in operating activities, US GAAP	(104,810)	(117,219)	(53,486)

Cash flows provided by (used in) investing activities,
Canadian GAAP	–	–	(6,346)
Adjustments to mineral properties	–	–	6,346
Cash flows provided by investing activities, US
GAAP	–	–	–

Cash flows provided by financing activities,
Canadian GAAP and US GAAP	89,179	313,252	69,652

Increase in cash and cash equivalents during the year	(15,631)	196,033	16,166

Cash and cash equivalents, beginning of year	686,386	490,353	474,187

Cash and cash equivalents, end of year	$670,755	$686,386	$490,353

(a)	Mineral properties

Under Canadian GAAP, mineral property interests are accounted for as disclosed in note 3(d). Under United States GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

(b)	Asset retirement obligation

Under United States GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligation upon retirement or removal of any tangible long–lived asset, effective for years beginning on or after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there were no asset retirement obligations as at July 31, 2005.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

For Canadian GAAP purposes, effective August 1, 2004, the Company retroactively adopted the provisions of CICA Handbook Section 3110 (“HB3110”). HB3110 requires essentially the same accounting treatment of asset retirement obligations as SFAS 143. Consequently, the Company believes there is no difference in asset retirement obligations under United States GAAP and Canadian GAAP for the Company upon the adoption of this standard, and there is no effect on amounts previously reported.

(c)	Other presentation items

Pursuant to US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(d)	Recent accounting pronouncements

(i)

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, "Mining Assets: Impairment and Business Combinations". EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 had no impact the Company’s financial position, results of operations or cash flows.

(ii)

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement is not expected to have any material impact on the financial statements when adopted.

(iii)

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes the SFAS 153 will have no impact on the financial statements of the Company once adopted.

(iv)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins".

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

(v)

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.